Exhibit 99.1

Re Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding Class Action Lawsuit Related to U. Dori

Construction Ltd.

Further to the Company’s immediate report on July 15, 2014 regarding the request for class action certification and a related lawsuit (incorporated by reference herein from Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission on July 15, 2014) in the Tel-Aviv District Court, the Company would like to report that on July 30, 2014, another class action certification and a related lawsuit were filed in Tel-Aviv District Court against the fully consolidated Israeli subsidiaries of the Company, U. Dori Construction Ltd. (“Dori Construction”) and U. Dori Group Ltd. (“Dori Group”), the officers and directors of Dori Construction, and the directors of Dori Group, by a shareholder of Dori Construction and Dori Group. Another Israeli subsidiary, Gazit-Globe Israel (Development) Ltd., along with the Company itself, were also named as co-defendants.

The causes of action alleged by the plaintiff are based on those disclosed in the Company’s immediate report on July 15, 2014 and are not expected to have a material effect on the Company.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.